Exhibit 99.1

Apollomics Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Apollomics has an initial 180-day period through July 15, 2024 to regain compliance with Minimum Bid Price Requirement

FOSTER CITY, Calif. – January 19, 2024 (GLOBE NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (the “Company”), a clinical-stage biopharmaceutical company developing medicines to address difficult-to-treat cancers, today announced that on January 16, 2024, it received a notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”), because the closing bid price of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), was below $1.00 per share for 30 consecutive business days.

The Notice has no immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade on the Nasdaq Capital Market under the symbol “APLM.”

The Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notice, or until July 15, 2024, to regain compliance with the Bid Price Requirement. During this period, the Ordinary Shares will continue to trade on the Nasdaq Capital Market. If at any time before July 15, 2024 the bid price of the Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the Bid Price Requirement and the matter will be closed.

In the event the Company does not regain compliance by July 15, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Bid Price Requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its Ordinary Shares would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its Ordinary Shares and will evaluate available options to regain compliance with the Bid Price Requirement. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the Company’s plans may be forward-looking statements. When used in this press release, the words “could,” “will,” “may,” “intend,” “expect,” “continue,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, including but not limited to, the Company’s ability to regain compliance with the Bid Price Requirement and to maintain compliance with any of the other Nasdaq continued listing requirements, and those additional risks and uncertainties discussed under the heading “Risk Factors” in the Annual Report on Form 20-F, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023, and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the Company can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

CONTACTS

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Peter Vozzo

ICR Westwicke

Peter.Vozzo@westwicke.com

+1-443-213-0505

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Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012